Release: Immediate, January 27, 2003

Highlights of 2002:	– operating income a record $857 million
– operating ratio best ever
– net income up $124 million
– earnings per share up 33%

CPR OFFSETS IMPACT OF DROUGHT TO DELIVER RECORD RESULTS IN 2002

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) closed out 2002 with a record $857 million in operating income and a best-ever operating ratio of 76.6 per cent. The combination of cost containment and strong growth in several business sectors offset the effect of the second year of depressed grain shipments due to the Canadian prairie drought. Net income in 2002 was $496 million, an increase of $124 million or 33 per cent over 2001, as a result of higher operating income, lower income taxes and a stronger Canadian dollar. Diluted earnings per share in 2002 were $3.11, an increase of $0.77 or 33 per cent over 2001.

For the fourth quarter of 2002, net income was $126 million, an increase of $28 million or 29 per cent over fourth-quarter 2001. Diluted earnings per share in the last three months of 2002 were $0.79, up $0.18 or 30 per cent over the same period of 2001.

Rob Ritchie, President and Chief Executive Officer, said: “CPR’s diverse commodity mix is one of our underlying strengths, and our Marketing and Sales team used this strength to overcome the effect on our grain revenue of a prolonged drought. At the same time, we managed pressures on expenses by being unrelenting in every area of the business. Our focus on the fundamentals — safety, service and productivity — is an effective, common-sense business approach that benefited shareholders in 2002 and will continue to pay off.”

On the year, record operating income of $857 million was $16 million or 2 per cent higher than the comparative figure, excluding non-recurring items, in 2001. CPR’s operating ratio, a key measure of efficiency in the railway industry, improved 70 basis points to 76.6 per cent, compared with 2001.

Excluding non-recurring items and the effect of foreign exchange gains and losses on long-term debt, net income in 2002 was $407 million, an increase of $27 million or 7 per cent over the comparable results in 2001. On the same basis, diluted earnings per share were $2.56 in 2002, an increase of $0.17 or 7 per cent over 2001.

Fourth-quarter 2002 operating income was $238 million, compared with $261 million, excluding non-recurring items, in the same period of 2001. The operating ratio was 75.0 per cent, compared with a record fourth-quarter operating ratio of 72.5 per cent in 2001.

Excluding non-recurring items and the effect of foreign exchange gains and losses on long-term debt, net income in the last three months of 2002 was $120 million, compared with $124 million in fourth-quarter 2001. Diluted earnings per share on this basis were $0.75, compared with $0.78.

“On balance, I am pleased with what the CPR team accomplished for shareholders in 2002,” Mr. Ritchie said. “Most importantly, this was our safest year ever for train operations, and our employees achieved their best on-the-job safety record. Service levels improved through the year as we continued to build on scheduled railway operations. Productivity, measured in employee workload and freight car utilization, was at an all-time high.

“Excluding the effect of drought on grain revenue, which was more than 30 per cent below normal in our Canadian collection area, CPR generated revenue growth of about 3 per cent in 2002. We adjusted quickly to stay ahead of changing traffic patterns in the intermodal and automotive businesses, and capitalized on well-timed investments in track capacity and facilities to support our truck-competitive services.”

Overall, revenue in 2002 was $3,666 million, down $33 million or 1 per cent from $3,699 million in 2001. The effect of the drought as well as lower shipments by coal mining customers was largely offset by strong revenue growth in the intermodal, automotive and sulphur and fertilizer sectors. Grain revenue was off 16 per cent in total, combining both U.S. and Canadian revenue, and coal declined 7 per cent. Intermodal was CPR’s leading growth performer, increasing 10 per cent, and continuing a seven-year growth trend. Automotive revenue was up 9 per cent as consumer demand remained strong and CPR-served automakers increased their market share. Sulphur and fertilizer revenue grew by 5 per cent as the domestic sulphur market strengthened and CPR increased its market share of export potash.

Operating expenses in 2002 were $2,809 million, a reduction of $49 million or 2 per cent from expenses of $2,858 million in 2001, excluding the non-recurring items in 2001. A 4-per-cent increase in depreciation and amortization expense reflected CPR’s investments in new assets. Compensation and benefits expense increased marginally due to incentive-based payments to management and unionized employees that reflected CPR’s strong performance in 2002, as well as the cost of a highly successful employee share purchase plan. Materials expense declined 8 per cent as a result of broad-based efforts to reduce materials consumption. Fuel expense declined 11 per cent due to lower fuel prices. Equipment rents expense was down 6 per cent reflecting ongoing improvements in freight car fleet management, with car utilization rising 7 per cent.

On a quarterly basis, revenue was $950 million in the last three months of 2002, matching revenue in fourth-quarter 2001. Grain revenue was down 18 per cent due to the drought, and coal was off 16 per cent reflecting reduced shipments by mining customers. The leading growth performer was intermodal, which increased 18 per cent, as both domestic and import/export volumes increased. Automotive revenue was up 14 per cent. Sulphur and fertilizers revenue was up 9 per cent as the domestic market for sulphur continued to improve through the last three months of 2002 and CPR gained market share in the export markets. Industrial products revenue grew 6 per cent as an expected last-quarter rebound materialized. Virtually every commodity in the industrial products sector — including chemicals, liquid petroleum gas and sand — posted gains as CPR increased market share at the expense of trucks.

Operating expenses for the fourth quarter of 2002 were $712 million, up 3 per cent compared with the same period of 2001, excluding the non-recurring items in fourth-quarter 2001. Purchased services and other expense was up 11 per cent partly as a result of higher insurance costs and timing of expenses. Compensation and benefits expense increased 5 per cent largely due to incentive-based compensation and CPR’s employee share purchase program. Depreciation and amortization expense increased 3 per cent due to investments in new assets. Fuel expense was flat as CPR’s hedging program offset higher fuel prices. Equipment rents expense was down 3 per cent due to ongoing improvements in managing the freight car fleet.

“CPR demonstrated again in 2002 its ability to deal decisively with changing circumstances,” Mr. Ritchie said. “We responded to a significant drop in two of our largest business sectors by generating record revenue in others and finishing on a solid footing heading into 2003.”

Excluding the tax impact on non-recurring items and foreign exchange gain on long-term debt, CPR’s effective tax rate for 2002 declined to 31 per cent, from 37 per cent in 2001. Benefits from lower income taxes in 2002 more than offset increased interest expense caused by higher debt levels related to CPR’s spin-off from Canadian Pacific Limited in 2001.

NON-RECURRING ITEMS AND FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT

Results for 2002 include a $13-million ($10 million after tax) foreign exchange gain on long-term debt, as well as a $72-million income tax benefit stemming from a favourable tax court ruling related to prior years.

In 2001, CPR had a $58-million ($48 million after tax) foreign exchange loss on long-term debt and a $64-million income tax recovery, as well as $42 million ($24 million after tax) in incentive compensation charges and bridge financing fees related to CPR’s spin-off.

Results for fourth-quarter 2002 include a foreign exchange gain on long-term debt of $6 million ($6 million after tax). In fourth-quarter 2001, CPR had a $22-million ($20 million after tax) foreign exchange loss on long-term debt and $11 million ($6 million after tax) in incentive compensation charges and bridge financing fees related to CPR’s spin-off.

OUTLOOK

“We concentrated on the fundamentals of our business — safety, service and productivity — in 2002 and I expect to see continued improvement in these areas in 2003,” Mr. Ritchie said. “General economic uncertainty, unpredictability of the forthcoming grain crop, fuel prices and increasing insurance, pension and benefit costs mean that we will be dealing with a year not unlike 2002, and our past performance indicates we can manage these issues well.”

Note on Non-GAAP Earnings Measures: CPR’s results, excluding foreign exchange gains and losses on long-term debt and non-recurring items as defined in this news release, are presented to provide the reader with information that is readily comparable to prior years’ results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding non-recurring items, the results better reflect ongoing operations at CPR. It should be noted that operating results, excluding non-recurring items and foreign exchange gains and losses on long-term debt, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and therefore may not be readily comparable to other companies’ presentations of operating results. A reconciliation of income excluding non-recurring items and foreign exchange gains and losses on long-term debt to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.

The 2002 financial statements were prepared in accordance with the Canadian accounting standard for the treatment of exchange gains and losses on foreign denominated debt. The 2001 financial statements have been restated retroactively to provide comparability, as required by the standard. The new standard requires unrealized foreign exchange gains and losses on long-term debt to be reported in current earnings, rather than deferred and amortized. As a result, fluctuations in the exchange rates between Canadian and U.S. currencies more readily affect current earnings.

This news release may contain forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form. Financial results in this news release are reported in Canadian dollars.

CPR is a partner in Responsible CareR, one of the largest industrial environmental, health and safety initiatives in North America. In 2002, an independent audit, which is required of all partners, verified CPR’s adherence to the stringent practices and principles of Responsible CareR.

CPR’s 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR’s market reach beyond its own network and into the major business centres of Mexico. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
Cell: (403) 650-2748	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months		For the year
	ended December 31		ended December 31
	2002	2001	2002	2001
		restated-Note 3		restated-Note 3
	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues
Freight	$887.2	$882.2	$3,471.9	$3,496.7
Other	63.2	68.5	193.7	201.9

	950.4	950.7	3,665.6	3,698.6

Operating expenses
Compensation and benefits	280.2	268.2	1,131.1	1,122.1
Fuel	98.2	97.4	357.5	403.0
Materials	36.0	41.7	165.7	180.9
Equipment rents	62.4	64.2	255.0	272.1
Depreciation and amortization	87.5	84.8	348.4	334.4
Purchased services and other	148.1	133.0	551.4	545.1

	712.4	689.3	2,809.1	2,857.6

Operating income before the following:	238.0	261.4	856.5	841.0

Spin-off related and incentive compensation charges (Note 2)	—	1.6	—	24.5

Operating income	238.0	259.8	856.5	816.5

Other charges (Note 5)	7.6	6.6	21.8	26.4
Foreign exchange (gain) loss on long-term debt (Note 4)	(6.1)	22.4	(13.4)	58.2
Bridge financing fees related to spin-off (Note 2)	—	9.8	—	17.2
Interest expense (Note 6)	57.5	66.6	242.2	209.6
Income tax expense	53.4	56.7	109.9	132.6

Net income	$125.6	$97.7	$496.0	$372.5

Basic earnings per share (Note 8)	$0.79	$0.62	$3.13	$2.35

Diluted earnings per share (Note 8)	$0.79	$0.61	$3.11	$2.34

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	December 31	December 31
	2002	2001
		restated-Note 3
	(unaudited)	(audited)

Assets
Current assets
Cash and short-term investments	$284.9	$556.9
Accounts receivable	443.0	464.1
Materials and supplies	108.9	102.3
Future income taxes	72.5	92.2

	909.3	1,215.5

Investments	92.2	94.9
Net properties	8,149.3	7,935.5
Other assets and deferred charges	510.0	415.2

Total assets	$9,660.8	$9,661.1

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	984.2	1,004.6
Income and other taxes payable	92.6	103.4
Dividends payable on Common Shares	20.2	20.2
Long-term debt maturing within one year	400.8	38.2

	1,497.8	1,166.4

Deferred liabilities	654.4	744.6
Long-term debt	2,922.1	3,709.0
Future income taxes	1,200.1	1,068.7

Shareholders’ equity
Share capital	1,116.1	1,114.1
Contributed surplus	291.1	291.1
Foreign currency translation adjustments	122.3	125.5
Retained income	1,856.9	1,441.7

	3,386.4	2,972.4

Total liabilities and shareholders’ equity	$9,660.8	$9,661.1

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months		For the year
	ended December 31		ended December 31
	2002	2001	2002	2001
		restated-Note 3		restated-Note 3
	(unaudited)	(unaudited)	(unaudited)	(audited)

Operating activities
Net income	$125.6	$97.7	$496.0	$372.5
Add (deduct) items not affecting cash:
Depreciation and amortization	87.5	84.8	348.4	334.4
Future income taxes	49.7	45.8	99.0	130.8
Foreign exchange (gain) loss on long-term debt (Note 4)	(6.1)	22.4	(13.4)	58.2
Amortization of deferred charges	5.4	8.2	19.3	26.7
Other	6.4	—	(0.8)	(5.5)

	268.5	258.9	948.5	917.1

Restructuring payments	(39.6)	(43.7)	(119.3)	(132.4)
Other operating activities, net	20.3	112.5	(45.0)	(28.2)
Change in non-cash working capital balances related to operations	122.6	71.0	—	2.0

Cash provided by operating activities	371.8	398.7	784.2	758.5

Investing activities
Additions to properties	(170.9)	(193.4)	(558.5)	(566.4)
Other investments	3.0	1.4	4.0	3.8
Track dismantling (costs) net of proceeds from disposal of transportation properties	(6.5)	(2.8)	(17.2)	(27.0)

Cash used in investing activities	(174.4)	(194.8)	(571.7)	(589.6)

Financing activities
Dividends on Common Shares	(20.2)	—	(80.8)	—
Net dividends paid to Canadian Pacific Limited	—	—	—	(150.0)
Return of capital to Canadian Pacific Limited (Note 2)	—	—	—	(700.0)
Issuance of Common Shares	0.1	1.6	2.0	1.6
Net decrease in short-term borrowing	(20.0)	—	—	—
Issuance of long-term debt	—	1,176.2	—	2,395.6
Repayment of long-term debt	(0.3)	(1,217.0)	(405.7)	(1,221.2)
Equity contribution to former affiliate	—	—	—	(8.3)
Advances from former affiliates	—	286.8	—	(50.0)

Cash (used in) provided by financing activities	(40.4)	247.6	(484.5)	267.7

Cash position
Increase (decrease) in net cash	157.0	451.5	(272.0)	436.6
Net cash at beginning of period	127.9	105.4	556.9	120.3

Net cash at end of period	$284.9	$556.9	$284.9	$556.9

Net cash is defined as:

Cash and short-term investments	$284.9	$556.9	$284.9	$556.9

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the year
	ended December 31
	2002	2001
		restated-Note 3
	(unaudited)	(audited)

Balance, January 1, as previously reported	$1,441.7	$1,366.6
Adjustment for change in accounting policy (Note 3)	—	(127.2)

Balance, January 1, as restated	1,441.7	1,239.4

Net income for the period	496.0	372.5

Dividends
Common Shares	(80.8)	(20.2)
Ordinary Shares	—	(150.0)

Balance, December 31	$1,856.9	$1,441.7

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s 2001 annual consolidated financial statements, except as explained in Note 3 below, and should be read in conjunction with the annual consolidated financial statements.

2	Reorganization

For the periods prior to October 1, 2001, Canadian Pacific Railway Company (“CPRC”) was a wholly owned subsidiary of Canadian Pacific Limited (“CPL”). On October 1, 2001, as part of a corporate Plan of Arrangement, CPL distributed its interests in CPRC to a newly created, publicly held company, Canadian Pacific Railway Limited (“CPRL”). As a result, CPRC is now a wholly owned subsidiary of CPRL. As CPRL, CPRC and CPRC’s subsidiaries (collectively referred to as “CPR” or “Canadian Pacific Railway”) were under the control of CPL, the transaction was accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPRC became the historical financial information of newly formed CPRL.

At December 31, 2001, CPR had recorded $24.5 million in spin-off related and incentive compensation charges and $17.2 million in spin-off related bridge financing fees. In September 2001, as part of the corporate reorganization, CPRC paid a return of capital of $700.0 million to CPL.

3	Changes in accounting policy

Foreign currency translation
Effective January 1, 2002, CPR adopted retroactively with restatement the new Canadian Institute of Chartered Accountants accounting standard for the treatment of foreign exchange gains and losses. The result of this restatement was to reduce opening retained income at January 1, 2001, by $127.2 million, decrease future income taxes at January 1, 2001, by $22.8 million, and reduce net income for the year ended December 31, 2001, by $37.9 million.

Under the new standard, foreign exchange gains and losses on long-term debt can no longer be deferred and amortized to income. As a result, long-term debt of approximately CDN$2.3 billion denominated in U.S. dollars is translated into Canadian dollars using the period end exchange rate with the effect of the change from the previous period end rate reflected in income. Approximately CDN$1.3 billion of the long-term debt is designated as a hedge of the net investment in self-sustaining U.S. subsidiaries.

Stock-based compensation
Effective January 1, 2002, CPR adopted prospectively Section 3870 “Stock-based Compensation and Other Stock-based Payments.” The effect on net income of adopting this standard was immaterial.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
(unaudited)

4	Foreign exchange (gain) loss on long-term debt

Foreign exchange (gain) loss on long-term debt includes $10.9 million of foreign exchange losses on approximately US$163.0 million in short-term investments. CPR designated the short-term investments as a hedge to manage its exposure to fluctuations in the U.S. dollar related to the redemption during the second quarter of its US$250.0 million 8.85% Debentures due in 2022.

5	Other charges

	For the three months		For the year
	ended December 31		ended December 31
(in millions)	2002	2001	2002	2001

Amortization of discount on accruals recorded at present value	$5.4	$8.2	$19.3	$26.7
Other exchange losses (gains)	1.2	(5.6)	(1.6)	(14.8)
Charges on sale of accounts receivable	1.0	1.0	3.5	5.7
Other	—	3.0	0.6	8.8

Total other charges	$7.6	$6.6	$21.8	$26.4

During the first quarter of 2002, included in “Other” above were charges related to the early redemption of CPR’s 8.85% Debentures, specifically a call premium of $17.5 million and accelerated amortization of deferred financing charges of $2.5 million, which were largely offset by $20.0 million of interest income on an income tax settlement related to prior years. In the third quarter, $7.0 million of interest income related to the income tax settlement was added to “Other” as the Canadian federal and provincial tax authorities clarified the amount of interest to be paid to CPR.

6	Interest expense

	For the three months		For the year
	ended December 31		ended December 31
(in millions)	2002	2001	2002	2001

Interest expense	$60.0	$73.6	$254.2	$229.5
Interest income	(2.5)	(7.0)	(12.0)	(19.9)

Total interest expense	$57.5	$66.6	$242.2	$209.6

7	Restructuring charges and environmental remediation

At December 31, 2002, the provision for restructuring and environmental remediation was $441.8 million (December 31, 2001 — $551.0 million). This provision primarily includes labour liabilities for restructuring plans that are, in many cases, substantially implemented but require residual payments to protected employees. The environmental remediation liability includes the cost of a multi-year soil remediation program.

During the second quarter of 2002, CPR began a new restructuring initiative to reduce costs by eliminating 66 positions. The reductions occurred mostly in administrative areas. This initiative required an increase to the provision of $4.8 million. This change was offset by a net reduction of $4.2 million of previously accrued initiatives due to experience gains and by an additional $2.3 million present value discount due to a delay in expected payments.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
(unaudited)

In the fourth quarter of 2002, an additional administrative downsizing initiative was identified. This resulted in an increase in the provision of $2.0 million. A further increase of $0.3 million was recorded to reflect experience losses on previously accrued initiatives.

8	Earnings per share

At December 31, 2002, the number of shares outstanding was 158.5 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPRL shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method which gives effect to the dilutive value of outstanding options. At December 31, 2002, there were 0.7 million replacement options outstanding that had been exchanged after the spin-off for CPL stock options held by CPL employees. A further 4.2 million new stock options have been issued to CPR employees since the October 2001, corporate reorganization.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the year
	ended December 31		ended December 31
(in millions)	2002	2001	2002	2001

Weighted average shares outstanding	158.5	158.3	158.5	158.3
Dilutive effect of stock options	0.8	0.6	0.8	0.5

Weighted average diluted shares outstanding	159.3	158.9	159.3	158.8

(in dollars)

Basic earnings per share	$0.79	$0.62	$3.13	$2.35
Diluted earnings per share	$0.79	$0.61	$3.11	$2.34

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
(unaudited)

9	Stock-based compensation — additional disclosure

Under CPR’s stock option plans, the Company issued 1,478,725 options to purchase Common Shares on February 19, 2002, at the five-day weighted average trading price of $30.50 per share. In tandem with these options, 482,112 stock appreciation rights (“SARs”) were issued at an exercise price of $30.50.

In addition, between April 23 and August 26, 2002, CPR issued 72,000 options to purchase Common Shares at five-day weighted average trading prices ranging from $32.41 to $35.15 per share. In tandem with these options, 9,350 SARs were issued at similar exercise prices. During 2002, 13,760 options and 5,430 tandem SARs, issued since January 1, 2002, were forfeited. The exercise price of the options and tandem SARs forfeited was $30.50 per share.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

These options do not result in a charge to net income, as the exercise price equals the market price at the grant date. Had CPR used the fair value method, the fair value of options would have been amortized to compensation expense over the vesting period of the options. Under the fair value method, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three	For the year
		months ended	ended
		December 31	December 31
		2002	2002

Net income (in millions)	As reported	$125.6	$496.0
	Pro forma	$124.8	$492.9

(in dollars)

Basic earnings per share	As reported	$0.79	$3.13
	Pro forma	$0.79	$3.11

Diluted earnings per share	As reported	$0.79	$3.11
	Pro forma	$0.78	$3.09

Under the fair value method, the pro forma fair value of options at the grant date calculated using the Black-Scholes option-pricing model is estimated to be $8.4 million. The weighted average assumptions were approximately:

2002

Expected option life (years)	4.41
Risk-free interest rate	4.45%
Expected stock price volatility	30%
Expected annual dividends per share	$0.51

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
(unaudited)

10	Consolidated financial ratios

The following ratios are provided in connection with CPR’s continuous offering of medium-term notes, and are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

	December 31	December 31
	2002	2001
(times)		restated - Note 3

Interest coverage on long-term debt
Interest coverage on long-term debt before non-recurring items and foreign exchange on long-term debt	3.0	3.6
Interest coverage on long-term debt after non-recurring items and foreign exchange on long-term debt	3.4	3.2

Net tangible asset coverage on long-term debt
Before the effect of future income taxes	2.4	2.1
After the effect of future income taxes	2.0	1.8

11	Reclassification

Certain prior year’s figures have been reclassified to conform with the presentation adopted in 2002.

OTHER ISSUES

Other Financial Updates

Operating activities
Cash provided by operating activities for the year ended December 31, 2002, was $784.2 million, up $25.7 million from the same period in 2001.

Investing activities
Cash used in investing activities for the year ended December 31, 2002, was $571.7 million, a decrease of $17.9 million compared with the same period in 2001. This decrease is attributable to slightly lower capital spending as well as higher track-related salvage proceeds. CPR’s additions to property are in line with the targeted capital program for 2002.

Financing activities
Cash used in financing activities for the year ended December 31, 2002, was $484.5 million, an increase of $752.2 million over the same period in 2001. This increase is primarily attributable to the early redemption in June 2002 of CPR’s 8.85% Debentures due 2022, compared to the issuance of approximately $1.2 billion of long-term debt in the fourth quarter of 2001, which was only partially offset by a return of capital ($700.0 million) to Canadian Pacific Limited and other spin-off related settlements with former affiliates.

CPR has available, as sources of financing, credit facilities of up to $666.0 million. CPR anticipates that it can raise capital in excess of these amounts, if required, while maintaining its credit quality in international debt markets. CPR’s unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB” by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and Dominion Bond Rating Service, respectively.

Balance sheet
At December 31, 2002, CPR’s assets totalled $9,660.8 million, virtually unchanged from assets of $9,661.1 million at December 31, 2001. A significant decrease in cash, primarily due to the repayment of US$250 million in the second quarter of 2002, was offset by increased capital assets as a result of net capital additions during 2002.

CPR’s known contractual obligations and commitments to make future payments under contracts such as debt, lease agreements and commercial commitments, as reported on pages 32 and 33 of CPRL’s 2001 Annual Report, have not changed materially, except as follows: capital obligations in 2003 for the purchase of equipment have increased by approximately $130.0 million and supplier purchase obligations have decreased by approximately $380 million largely due to the timing of commitments; in addition, CPR is party to agreements which set the borrowing rate on $200.0 million of long-term debt, expected to be issued within the first four months of 2003. Unrealized losses on this arrangement are currently $13.6 million and are expected to be amortized over the life of the issue.

Financial Instruments

Forward foreign currency exchange contracts
At December 31, 2002, CPR had entered into foreign exchange contracts to purchase approximately US$40.0 million in January 2003, at an effective exchange rate of 1.56. At December 31, 2002, the unrealized gain on these forward foreign currency exchange contracts was CDN$0.9 million.

Commodity contracts
At December 31, 2002, CPR had entered into crude oil futures contracts to purchase approximately 5,116,000 barrels over the period 2003 to 2007 at average annual prices ranging from US$22.20 to US$20.83 per barrel. At December 31, 2002, the unrealized gain on crude oil futures was CDN$26.3 million.

OTHER ISSUES

Labour Issues

At December 31, 2002, CPR had settlements in place with 86 per cent of its unionized workforce in North America. In Canada, at December 31, 2002, CPR had agreements in place with all seven labour organizations, however, three expired on January 1, 2003. Two agreements extend to the end of 2003 and two extend to the end of 2004. On CPR’s Soo Line subsidiary, a settlement extending to the end of 2004 is in place with one of 16 bargaining units, and agreements with the balance are up for renegotiation. At December 31, 2002, the Delaware and Hudson subsidiary had agreements in place with 10 of 14 bargaining units, however, six expired on January 1, 2003. The remaining four agreements extend to the end of 2004.

Summary of Rail Data

Fourth Quarter					Year

2002	2001[1]	Variance	%		2002	2001[1]	Variance	%

				Financial (millions, except per share data)

				Revenues

$887.2	$882.2	$5.0	0.6	Freight	$3,471.9	$3,496.7	($24.8)	(0.7)
63.2	68.5	(5.3)	(7.7)	Other	193.7	201.9	(8.2)	(4.1)

950.4	950.7	(0.3)	(0.0)		3,665.6	3,698.6	(33.0)	(0.9)

				Expenses [2]

280.2	268.2	12.0	4.5	Compensation and benefits	1,131.1	1,122.1	9.0	0.8
98.2	97.4	0.8	0.8	Fuel	357.5	403.0	(45.5)	(11.3)
36.0	41.7	(5.7)	(13.7)	Materials	165.7	180.9	(15.2)	(8.4)
62.4	64.2	(1.8)	(2.8)	Equipment rents	255.0	272.1	(17.1)	(6.3)
87.5	84.8	2.7	3.2	Depreciation and amortization	348.4	334.4	14.0	4.2
148.1	133.0	15.1	11.4	Purchased services and other	551.4	545.1	6.3	1.2

712.4	689.3	23.1	3.4		2,809.1	2,857.6	(48.5)	(1.7)

238.0	261.4	(23.4)	(9.0)	Operating income before non-recurring items	856.5	841.0	15.5	1.8

7.6	6.6	1.0	15.2	Other charges	21.8	26.4	(4.6)	(17.4)
57.5	66.6	(9.1)	(13.7)	Interest expense	242.2	209.6	32.6	15.6
52.9	64.0	(11.1)	(17.3)	Income tax expense before non-recurring items and foreign exchange gain (loss) on long-term debt[3]	185.2	224.7	(39.5)	(17.6)

120.0	124.2	(4.2)	(3.4)	Net income before non-recurring items and foreign exchange gain (loss) on long-term debt[3]	407.3	380.3	27.0	7.1

6.1	(22.4)	28.5	—	Foreign exchange gain (loss) on long-term debt (FX on LTD)	13.4	(58.2)	71.6	—

				Non-recurring items:

—	(1.6)	1.6	—	Spin-off related & incentive compensation charges	—	(24.5)	24.5	—
—	(9.8)	9.8	—	Bridge financing fees related to spin-off	—	(17.2)	17.2	—
—	—	—	—	Income tax recovery	—	64.0	(64.0)	—
—	—	—	—	Income tax settlement related to prior years	72.0	—	72.0	—
—	5.0	(5.0)	—	Income tax on non-recurring items	—	18.1	(18.1)	—
(0.5)	2.3	(2.8)	—	Income tax on FX on LTD	3.3	10.0	(6.7)	—

$125.6	$97.7	$27.9	28.6	Net income	$496.0	$372.5	$123.5	33.2

				Earnings per share (EPS)
$0.79	$0.62	$0.17	27.4	Basic earnings per share	$3.13	$2.35	$0.78	33.2
$0.79	$0.61	$0.18	29.5	Diluted earnings per share	$3.11	$2.34	$0.77	32.9

				EPS – excludes non-recurring items & FX on LTD
$0.76	$0.78	($0.02)	(2.6)	Basic earnings per share	$2.57	$2.40	$0.17	7.1
$0.75	$0.78	($0.03)	(3.8)	Diluted earnings per share	$2.56	$2.39	$0.17	7.1

158.5	158.3	0.2	0.1	Weighted avg number of shares outstanding (millions)	158.5	158.3	0.2	0.1

75.0	72.5	2.5	—	Operating ratio before non-recurring items (%)	76.6	77.3	(0.7)	—
13.3	13.8	(0.5)	—	ROCE before non-recurring items and FX on LTD (%) [3,4]	13.3	13.8	(0.5)	—
47.3	51.8	(4.5)	—	Net debt to net debt plus equity (%)	47.3	51.8	(4.5)	—
$230.4	$254.8	($24.4)	(9.6)	EBIT before non-recurring items and FX on LTD (millions)[3,4]	$834.7	$814.6	$20.1	2.5
$317.9	$339.6	($21.7)	(6.4)	EBITDA before non-recurring items and FX on LTD (millions)[3,4]	$1,183.1	$1,149.0	$34.1	3.0

[1]	Prior period has been restated to conform with presentation in 2002.
[2]	Excludes non-recurring items.
[3]	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.
[4]	EBIT: Earnings before interest and taxes.
EBITDA: Earnings before interest, taxes, and depreciation and amortization.
ROCE: Return on capital employed = EBIT (last 12 months) divided by average net debt plus equity.

Summary of Rail Data (Page 2)

Fourth Quarter					Year

2002	2001	Variance	%		2002	2001	Variance	%

				Commodity Data

				Freight Revenues (millions)
$162.1	$196.5	($34.4)	(17.5)	- Grain	$631.4	$749.3	($117.9)	(15.7)
103.3	123.3	(20.0)	(16.2)	- Coal	442.5	474.1	(31.6)	(6.7)
98.5	90.5	8.0	8.8	- Sulphur and fertilizers	401.3	380.7	20.6	5.4
89.0	90.4	(1.4)	(1.5)	- Forest products	360.3	354.4	5.9	1.7
108.7	102.2	6.5	6.4	- Industrial products	422.1	430.7	(8.6)	(2.0)
236.6	201.0	35.6	17.7	- Intermodal	881.9	803.6	78.3	9.7
89.0	78.3	10.7	13.7	- Automotive	332.4	303.9	28.5	9.4

$887.2	$882.2	$5.0	0.6	Total Freight Revenues	$3,471.9	$3,496.7	($24.8)	(0.7)

				Millions of Revenue Ton Miles (RTM)
5,392	6,341	(949)	(15.0)	- Grain	20,808	24,785	(3,977)	(16.0)
5,174	6,263	(1,089)	(17.4)	- Coal	21,904	24,229	(2,325)	(9.6)
3,687	3,332	355	10.7	- Sulphur and fertilizers	15,737	14,941	796	5.3
2,764	2,623	141	5.4	- Forest products	11,014	10,684	330	3.1
3,371	3,102	269	8.7	- Industrial products	12,801	13,033	(232)	(1.8)
5,939	5,134	805	15.7	- Intermodal	22,493	20,347	2,146	10.5
765	686	79	11.5	- Automotive	2,932	2,603	329	12.6

27,092	27,481	(389)	(1.4)	Total RTMs	107,689	110,622	(2,933)	(2.7)

				Freight Revenue per RTM (cents)
3.01	3.10	(0.09)	(2.9)	- Grain	3.03	3.02	0.01	0.3
2.00	1.97	0.03	1.5	- Coal	2.02	1.96	0.06	3.1
2.67	2.72	(0.05)	(1.8)	- Sulphur and fertilizers	2.55	2.55	—	—
3.22	3.45	(0.23)	(6.7)	- Forest products	3.27	3.32	(0.05)	(1.5)
3.22	3.29	(0.07)	(2.1)	- Industrial products	3.30	3.30	—	—
3.98	3.92	0.06	1.5	- Intermodal	3.92	3.95	(0.03)	(0.8)
11.63	11.41	0.22	1.9	- Automotive	11.34	11.67	(0.33)	(2.8)
3.27	3.21	0.06	1.9	Freight Revenue per RTM	3.22	3.16	0.06	1.9

				Carloads (thousands)
79.6	88.9	(9.3)	(10.5)	- Grain	291.1	342.8	(51.7)	(15.1)
84.1	96.1	(12.0)	(12.5)	- Coal	351.8	379.2	(27.4)	(7.2)
41.5	40.4	1.1	2.7	- Sulphur and fertilizers	174.4	170.0	4.4	2.6
43.1	42.6	0.5	1.2	- Forest products	174.2	171.6	2.6	1.5
69.8	67.4	2.4	3.6	- Industrial products	271.9	276.2	(4.3)	(1.6)
269.0	230.8	38.2	16.6	- Intermodal	1,005.8	916.9	88.9	9.7
47.6	43.0	4.6	10.7	- Automotive	178.1	166.2	11.9	7.2

634.7	609.2	25.5	4.2	Total Carloads	2,447.3	2,422.9	24.4	1.0

				Freight Revenue per Carload
$2,036	$2,210	($174)	(7.9)	- Grain	$2,169	$2,186	($17)	(0.8)
1,228	1,283	(55)	(4.3)	- Coal	1,258	1,250	8	0.6
2,373	2,240	133	5.9	- Sulphur and fertilizers	2,301	2,239	62	2.8
2,065	2,122	(57)	(2.7)	- Forest products	2,068	2,065	3	0.1
1,557	1,516	41	2.7	- Industrial products	1,552	1,559	(7)	(0.4)
880	871	9	1.0	- Intermodal	877	876	1	0.1
1,870	1,821	49	2.7	- Automotive	1,866	1,829	37	2.0

1,398	1,448	(50)	(3.5)	Freight Revenue per Carload	1,419	1,443	(24)	(1.7)

Summary of Rail Data (Page 3)

Fourth Quarter					Year

2002	2001	Variance	%		2002	2001	Variance	%

				Operations and Productivity

53,387	52,951	436	0.8	Freight gross ton miles (GTM) (millions)	207,810	211,157	(3,347)	(1.6)
27,092	27,481	(389)	(1.4)	Revenue ton miles (RTM) (millions)	107,689	110,622	(2,933)	(2.7)
10,123	9,474	649	6.9	Train miles (thousands)	38,299	38,162	137	0.4

3.27	3.21	0.06	1.9	Freight revenue per RTM (cents)	3.22	3.16	0.06	1.9
2.63	2.51	0.12	4.8	Total operating expenses per RTM (cents)[1]	2.61	2.58	0.03	1.2
1.33	1.30	0.03	2.3	Total operating expenses per GTM (cents)[1]	1.35	1.35	—	—
70.37	72.76	(2.39)	(3.3)	Total operating expenses per train mile (dollars)[1]	73.35	74.88	(1.53)	(2.0)

15,860	15,840	20	0.1	Number of active employees at end of period	15,860	15,840	20	0.1
16,189	16,352	(163)	(1.0)	Average number of active employees	16,116	16,987	(871)	(5.1)
13,874	13,893	(19)	(0.1)	Miles of road operated at end of period[2]	13,874	13,893	(19)	(0.1)

3,298	3,238	60	1.9	GTMs per average active employee (000)	12,895	12,431	464	3.7
3,848	3,811	37	1.0	GTMs per mile of road operated (000)[2]	14,978	15,199	(221)	(1.5)
642	673	(31)	(4.6)	GTMs per active locomotive per day (000)	665	672	(7)	(1.0)

5,274	5,589	(315)	(5.6)	Average train weights (tons)	5,426	5,533	(107)	(1.9)
26.6	26.5	0.1	0.4	Average train speed (mph)	27.4	26.1	1.3	5.0
150	147	3	2.0	On line car miles per car day	160	150	10	6.7

1.28	1.27	0.01	0.8	U.S. gallons of fuel per 1,000 GTMs	1.25	1.26	(0.01)	(0.8)
0.82	0.82	—	—	Average fuel price excluding provincial fuel taxes (U.S. dollar per U.S. gallon)	0.77	0.88	(0.11)	(12.5)

3.0	4.1	(1.1)	(26.8)	FRA personal injuries per 200,000 employee hours	3.6	3.9	(0.3)	(7.7)
2.0	2.0	—	—	FRA train accidents per million train miles	1.8	2.0	(0.2)	(10.0)

[1]	Excludes non-recurring items.
[2]	Excludes track on which CPR has haulage rights.